Exhibit 99.1

NASDAQ: IPX | ASX: IPX

February 6, 2025

Dear Shareholders,

This past year IperionX achieved transformational progress, accomplishing a step change in our growth with the development of our  Virginia Titanium Campus and the fast-tracked innovation activities there. We are rebuilding an industry that America once led – ushering in a new era where we manufacture high-performance titanium with ground-breaking, low cost, and energy efficient technologies – right here in the United States.

IperionX’s Virginia Titanium Campus

The ‘Wonder Metal’

Titanium has long been recognized as a superior metal – stronger than steel and aluminum, with low density and nearly impervious to corrosion. Yet the current standard method of production, the Kroll process, developed in the 1940s, remains an energy-intensive, batch-based and high-cost method that is inherently challenging to scale. These inefficiencies have consigned titanium to use in only specialized, high-performance and high-cost applications. That is about to change.

		Titanium		Aluminum		Steel
		CP-Ti	Ti64	1XXX	6XXX	Carbon Steel	316L Stainless
Yield Strength (MPa)		275–450	880–970	50–100	145–290	250–700	205
Ultimate Tensile Strength (MPa)		345–550	950–1,100	90–200	240–310	400–850	485
Density (g/cm³)		4.5	4.4	2.7	2.7	7.9	8.0
Strength-to-Weight Ratio		100	220	37	107	89	26
Corrosion Resistance	Typical Corrosion Rate (mm/year, seawater)	<0.0001	<0.0001	0.01–0.1	0.005–0.05	0.1–1.0	0.0005–0.002
	Polarization Resistance (Rp, Ω•cm²)	>10⁶	>10⁶	10³–10⁴	10³–10⁴	10²–10³	~10⁵

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

The Breakthrough That Titanium Has Been Waiting For

Industrial history shows that when a new scientific breakthrough reduces the cost of a superior material, entire industries emerge around it. We saw this with steel in the 19th century and then aluminum in the 20th century.

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The Bessemer process transformed steelmaking in the 1850s by reducing production costs by 80% and dramatically increasing scale. This scientific breakthrough not only made steel affordable for railroads, bridges, and skyscrapers, but catalyzed the rapid industrial growth that drove the U.S. economy.

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The Hall-Héroult process did the same for aluminum in the late 19th century. Previously a precious metal, used only sparingly, a single industrial process innovation made aluminum cheap enough to be used widely- in automobiles, aircraft and packaging.

In both cases, the companies that adopted and innovated with new production processes - Carnegie Steel, Bethlehem Steel and ALCOA - recognized that technological breakthroughs could not rely on fragmented supply chains or distribution channels. These companies built fully-integrated supply chains, controlling the raw material supply to their final products, to improve efficiency and lower costs.

Titanium’s equivalent transformation requires its own revolutionary process. This is where IperionX, with its proprietary technologies, believes it will revolutionize the titanium industry.

Revolutionizing Titanium Production

The traditional Kroll and subsequent ingot melting processes are inherently inefficient.

Kroll relies on titanium minerals first being subjected to a carbothermic chlorination process to produce titanium tetrachloride (TiCl4), a high energy, high carbon intensive and highly corrosive material.

The TiCl4 is then reduced with molten magnesium metal and subjected to a lengthy distillation process (often more than 2 weeks) to manufacture titanium metal sponge, a porous intermediate material that must be melted multiple times in a vacuum furnace to form titanium ingots.

These large ingots must then go through numerous high-temperature process steps to fabricate titanium bar, plate and sheet to produce semi-finished titanium products, often with substantial yield losses.

To manufacture a final titanium component, a surprisingly wasteful and expensive manufacturing step takes place. Manufacturers typically must machine away up to 80-90% of the titanium plate, bar or rod to create a final titanium component. This machining step alone can be responsible for ~50% of the final titanium part cost according to joint study by the U.S. Department of Energy’s Oak Ridge National Laboratory (ORNL) and Boeing.

In short, the Kroll process and its subsequent ingot melting process require a chain of complex, capital-intensive, and high-cost steps to produce titanium metal parts. This lengthy chain of process steps leads to long lead times for products that can extend well over a year.

IperionX can eliminate the complex process steps, thereby reducing inefficiencies and costs.

Our Hydrogen-Assisted Metallothermic Reduction (HAMRTM) process produces low-cost titanium powder directly from either recycled titanium scrap or domestic mineral feedstock—completely eliminating the need to make titanium metal ingots. Instead, IperionX makes a high purity “ingot” in a powder form that transforms into metal products with traditional powder metallurgy techniques and our Hydrogen Sintering and Phase Transformation (HSPTTM) process.

Combining the efficiency of traditional powder metallurgy processes like cold isostatic and uniaxial press operations (a widely used manufacturing method to produce high-volume and low-cost steel parts for the automotive to energy industries) with our HSPT process, allows us to achieve high quality and low-cost near-net-shape and final parts at a fraction of the cost of the traditional titanium metal supply chain.

IperionX powder metallurgy pressing operations

Historically, titanium parts made via the traditional argon sintering process resulted in products with inferior properties compared to forged titanium metal parts. The incumbent industry could not find a way to take advantage of traditional powder metallurgy to produce low-cost and high-performance titanium metal parts.

Titanium 64 alloy microstructure comparisons from left-to-right; argon vacuum sintered; ultra fine grained, equiaxed and bi-modal HSPT derived; and traditional milled products

IperionX’s technologies revolutionize this outdated model. Our process is designed to produce mill products like bar, plate and sheet, and also produce near-net-shape titanium components that reduce manufacturing yield losses (in some cases from 10% yield to 90% yield, an order of magnitude improvement) and the significant costs associated with machining the parts.

Our revolutionary process fundamentally changes the economics of titanium production.

Lower Waste and Cost Through Near Net Shape Titanium Manufacturing

For decades, use of titanium has been constrained by its manufacturing complexity and high costs. With our patented technologies, we reduce waste, energy use, and slash costs - making titanium viable for industries that previously did not find it economical.

The Boeing 787 is an illustrative example. The 787 requires around 53 tons (116,000 pounds) of semi-finished titanium (‘buy’) to yield just 9 tons (19,000 pounds) of finished titanium components (‘fly’). A 2012 study by ORNL and Boeing1 found that lowering this ‘buy-to-fly’ ratio from 6:1 (six tons purchased for every one ton used in the aircraft) to 2:1 could deliver substantial cost savings in both material and machining - especially given that machining can account for up to 50% of a part’s total cost. Boeing is but one example of how critically industry needs a way to make titanium less costly.

1 Bowden, David M and Peter, William H. "Near-Net Shape Fabrication Using Low-Cost Titanium Alloy Powders." , Mar. 2012. https://doi.org/10.2172/1040632

IperionX believes it can unlock even greater cost benefits than in the 787 example. In addition to reducing the buy-to-fly ratio and associated machining costs, our production process eliminates the high-energy ingot melting and hot working steps required to produce semi-finished titanium. The same ORNL/Boeing study indicated that hot working from ingot to semi-finished product can represent nearly half of its cost - or about 25% of a final machined titanium part’s cost.

Using this logic, at the point where IperionX produces titanium at the same cost as conventional titanium ingots, we estimate the potential for a ~75% reduction in the cost of a titanium part. In applications with buy-to-fly ratios of 10:1 or higher - such as consumer electronics, fasteners, and other small or complex components - cost savings may exceed 90%.

Re-Shoring an Uninterruptible American Titanium Supply Chain

For far too long the United States has depended on foreign sources for its titanium, with global supply chains dominated by China and Russia. Over 70% of the world’s titanium sponge production comes from these two countries, creating unacceptable vulnerability not only to critical industries like aerospace and defense,  but also to U.S. national security.

IperionX aims to build an uninterruptible titanium supply chain - in America, for America. Our twin-feedstock strategy eliminates dependency on foreign sources through two complementary approaches: sourcing unused American-generated titanium scrap metal, or using titanium mineral feedstocks from our 100% owned and permitted Titan Project in Tennessee, once developed.

The Titan Project is America’s largest fully permitted, undeveloped source of titanium and rare earth minerals hosted in a simple, low-cost sand deposit. The Titan Project ensures that IperionX controls a key feedstock solution to establish an end-to-end uninterruptible titanium metal supply chain. Once developed, the Titan Project has the potential to supply IperionX’s metal production processes with titanium minerals at a significantly lower cost than even purchased titanium scrap metal.

Map of global titanium metal sponge production

2024: A Year of Accomplishments

IperionX’s first end-to-end production run

I am pleased to say that we accomplished all of the goals outlined in last year’s letter to shareholders, with some of our key advancements in 2024 including:

•	Launching commercial operations with the commissioning of our large-scale HAMR furnace in Virginia;

•	Completing our first end-to-end production run that delivered exceptional results and opened possibilities for further process improvement opportunities;

•	Advancing simple and highly efficient manufacturing capabilities through traditional powder metallurgy pressing and our revolutionary HSPT process;

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Securing more strategic partnerships, including contracting with a major automotive company and collaborating with the U.S. Department of Defense to explore how IperionX’s titanium re-shoring solution can strengthen U.S. national security;

•	Completing the acquisition of the intellectual property that comprises the Company’s breakthrough titanium technology portfolio; and

•	Ensuring strong liquidity to scale our operations through two financings for ~US$100 million, which introduced new high quality institutional investors as IperionX shareholders.

2025: Realizing Our ‘Bessemer Moment’

As we look ahead to the future, we remain focused on building the only fully integrated end-to-end titanium metal supply chain in the United States. This year, our key goals will be to:

•	Ramp-up and optimize commercial production with our scrap to final titanium product technologies;

•	Build on our customer demand with an increased range of prototypes, product development and lower-volume commercial production runs;

•	Continue to optimize the immense opportunities we see for efficiency gains, including eliminating process steps and reducing production costs to make our titanium powder;

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Continue to innovate with our HSPT process technology, where we can take our titanium powder and make high-quality titanium products, either as near-net-shapes or mill products, with material properties equivalent to or exceeding forged titanium products; and

•	Expand and deepen our role in the defense industrial base in collaboration with the U.S. Department of Defense.

Success with these and other initiatives will allow IperionX to lead the way in making titanium the metal of choice for advanced industries.

A Final Word of Thanks

None of this would be possible without the hard work and dedication of the IperionX team, and the unwavering support of our stakeholders. To our shareholders, customers, suppliers, and government associates: thank you for your trust and partnership throughout 2024.

IperionX Virginia Operations Team

As we embark on this exciting journey into 2025, I wish everyone a happy and successful new year. Together, we are shaping the future of the titanium industry and driving meaningful change for generations to come.

Sincerely,

Anastasios Arima
Chief Executive Officer & Managing Director
IperionX Limited

Competent Persons Statement

The information in this document that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated 6 October 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale or obtain benefit of its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

investorrelations@iperionx.com
+1 980 237 8900